Exhibit 99.1

For Immediate Release: December 9, 2024

Attention: Business Editors

VERSABANK FOURTH QUARTER AND FISCAL 2024 RESULTS CONTINUE TO DEMONSTRATE STRENGTH OF BUSINESS MODEL AS BANK LAUNCHES PROVEN RPP SOLUTION IN US MARKET

VersaBank’s 2024 annual audited Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) will be available today online at www.versabank.com/investor-relations, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations. All amounts are in Canadian dollars unless otherwise noted. All interim financial information within this earnings release is unaudited and based on interim Consolidated Financial Statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. All annual financial information herein was derived from VersaBank’s 2024 annual audited Consolidated Financial Statements and MD&A.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the fourth quarter and fiscal year ended October 31, 2024. All figures are in Canadian dollars unless otherwise stated.

closing of the acquisition of stearns bank holdingford N.A.

In June 2024, the Bank obtained approval from the US Office of the Comptroller of the Currency (the "OCC"), US Federal Reserve, and OSFI (Canada) to acquire Stearns Bank Holdingford N.A. (“SBH”), a privately held, national, wholly-owned subsidiary of Stearns Financial Services Inc. ("SFSI") based in St. Cloud, Minnesota. On August 30, 2024, the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., completed the acquisition, acquiring 100% of the outstanding shares of SBH for cash consideration of approximately US$14.1 million (CA$19.0 million), subject to closing related adjustments. Based in Minnesota, SBH is a fully operational, OCC-chartered, national bank, focused on small business lending. Upon closing, SBH was renamed VersaBank USA N.A. (“VersaBank USA”).

Several factors predominantly associated with preparation for and completion of the closing of the acquisition of SBH dampened VersaBank’s fourth quarter and fiscal 2024 financial results:

•	Primarily one-time impact associated with the U.S. acquisition that totaled $3.3 million and $3.7 million for the fourth quarter and full fiscal year 2024, respectively;

•	A one-time expense of a deferred tax asset of $1.6 million due to a change in tax base of the acquired assets of VersaBank USA, impacting both the fourth quarter and full fiscal year 2024;

•	In preparation to fund the capital requirements of VersaBank USA following closing of the SBH acquisition, VersaBank maintained higher than typical cash balances. The higher than typical cash balances exacerbated the impact of the temporary dampening of net interest margin that usually occurs when interest rates decline (as was the case in Canada), the result of the lag in the adjustment of the Bank’s term deposit rates. In addition, on August 30, 2024, the Canadian Digital Banking operations provided the U.S. Digital Banking operations with US$90 million in capital, which temporarily dampened net interest margin. These dampened revenue by approximately $0.7 million and $1.2 million for the fourth quarter and full fiscal year 2024, respectively.

Combined, these amounts totaled approximately $5.6 million and $6.5 million before tax adjustments for the fourth quarter and full fiscal year, respectively, and had an after-tax impact on net income of $4.5 million, or $0.18 per share, for the fourth quarter, and $5.2 million, or $0.20 per share, for the full fiscal year.

Consolidated and Segmented Financial Summary

(unaudited)	As at or for the three months ended					As at or for the year ended
	October 31	July 31		October 31		October 31	October 31
(thousands of Canadian dollars except per share amounts)	2024	2024	Change	2023	Change	2024	2023	Change
Financial results
Total revenue	$27,285	$26,996	1%	$29,173	(6%)	$111,633	$108,635	3%
Cost of funds*	4.11%	4.17%	(1%)	3.86%	6%	4.04%	3.46%	17%
Net interest margin*	2.12%	2.23%	(5%)	2.54%	(17%)	2.27%	2.68%	(15%)
Net interest margin on loans*	2.34%	2.41%	(3%)	2.69%	(13%)	2.52%	2.85%	(12%)
Return on average common equity*	5.28%	9.63%	(45%)	13.58%	(61%)	10.16%	11.75%	(14%)
Net income	5,516	9,705	(43%)	12,479	(56%)	39,748	42,162	(6%)
Net income per common share basic and diluted	0.20	0.36	(44%)	0.47	(57%)	1.49	1.57	(5%)
Balance sheet and capital ratios**
Total assets	$4,838,484	$4,516,436	7%	$4,201,610	15%	$4,838,484	$4,201,610	15%
Book value per common share*	15.35	15.23	1%	14.00	10%	15.35	14.00	10%
Common Equity Tier 1 (CET1) capital ratio	11.24%	11.75%	(4%)	11.33%	(1%)	11.24%	11.33%	(1%)
Total capital ratio	14.48%	15.40%	(6%)	15.38%	(6%)	14.48%	15.38%	(6%)
Leverage ratio	7.38%	8.54%	(14%)	8.30%	(11%)	7.38%	8.30%	(11%)

* See definition under ‘Non-GAAP and Other Financial Measures’ in the Annual 2024 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

(thousands of Canadian dollars)
for the three months ended	October 31, 2024					July 31, 2024				October 31, 2023
	Digital Banking	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
	Canada	USA		Adjustments		Canada		Adjustments		Canada		Adjustments
Net interest income	$23,509	$1,392	$-	$-	$24,901	$24,944	$-	$-	$24,944	$26,239	$-	$-	$26,239
Non-interest income	141	1	2,583	(341)	2,384	175	2,219	(342)	2,052	315	3,699	(1,080)	2,934
Total revenue	23,650	1,393	2,583	(341)	27,285	25,119	2,219	(342)	26,996	26,554	3,699	(1,080)	29,173

Provision for (recovery of) credit losses	(22)	(134)	-	-	(156)	(1)	-	-	(1)	(184)	-	-	(184)
	23,672	1,527	2,583	(341)	27,441	25,120	2,219	(342)	26,997	26,738	3,699	(1,080)	29,357

Non-interest expenses:
Salaries and benefits	9,483	437	1,410	-	11,330	5,945	1,562	-	7,507	5,878	1,411	-	7,289
General and administrative	5,874	365	548	(341)	6,446	4,729	446	(342)	4,833	4,889	354	(1,080)	4,163
Premises and equipment	855	105	629	-	1,589	824	370	-	1,194	617	372	-	989
	16,212	907	2,587	(341)	19,365	11,498	2,378	(342)	13,534	11,384	2,137	(1,080)	12,441

Income (loss) before income taxes	7,460	620	(4)	-	8,076	13,622	(159)	-	13,463	15,354	1,562	-	16,916

Income tax provision	2,429	155	(24)	-	2,560	3,811	(53)	-	3,758	4,088	349	-	4,437

Net income (loss)	$5,031	$465	$20	$-	$5,516	$9,811	$(106)	$-	$9,705	$11,266	$1,213	$-	$12,479

Total assets	$4,602,360	$226,319	$28,118	$(18,313)	$4,838,484	$4,507,158	$27,285	$(18,007)	$4,516,436	$4,190,876	$26,443	$(15,709)	$4,201,610

Total liabilities	$4,343,878	$90,716	$30,265	$(25,578)	$4,439,281	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,818,412	$28,788	$(22,748)	$3,824,452

(thousands of Canadian dollars)
for the year ended	October 31, 2024					October 31, 2023
	Digital Banking	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
	Canada	USA		Adjustments		Canada		Adjustments
Net interest income	$101,263	$1,392	$-	$-	$102,655	$100,051	$-	$-	$100,051
Non-interest income	698	1	9,638	(1,359)	8,978	540	9,698	(1,654)	8,584
Total revenue	101,961	1,393	9,638	(1,359)	111,633	100,591	9,698	(1,654)	108,635

Provision for (recovery of) credit losses	(134)	(134)	-	-	(268)	609	-	-	609
	102,095	1,527	9,638	(1,359)	111,901	99,982	9,698	(1,654)	108,026

Non-interest expenses:
Salaries and benefits	26,523	437	5,824	-	32,784	25,382	6,046	-	31,428
General and administrative	18,324	365	1,839	(1,359)	19,169	15,140	1,565	(1,654)	15,051
Premises and equipment	3,292	105	1,758	-	5,155	2,462	1,440	-	3,902
	48,139	907	9,421	(1,359)	57,108	42,984	9,051	(1,654)	50,381

Income (loss) before income taxes	53,956	620	217	-	54,793	56,998	647	-	57,645

Income tax provision	14,860	155	30	-	15,045	15,867	(384)	-	15,483

Net income (loss)	$39,096	$465	$187	$-	$39,748	$41,131	$1,031	$-	$42,162

Total assets	$4,602,360	$226,319	$28,118	$(18,313)	$4,838,484	$4,190,876	$26,443	$(15,709)	$4,201,610

Total liabilities	$4,343,878	$90,716	$30,265	$(25,578)	$4,439,281	$3,818,412	$28,788	$(22,748)	$3,824,452

Management Commentary

“Our fourth quarter and fiscal 2024 results to continue demonstrate the underlying strength of our digital, B2B, branchless banking model as we roll out our unique Receivable Purchase Program, proven highly successful in Canada, in the multi-trillion U.S. Point-of-Sale market, with Consolidated EPS, excluding one-time items mainly related to our U.S. acquisition, for the fourth quarter and fiscal year of $0.38 and $1.69, respectively,” said David Taylor, President and Chief Executive Officer, VersaBank. “Importantly, our Canadian Point-of Sale Receivable Purchase Program portfolio grew 15% year-over-year, as we continue to capitalize on the efficiency in our model. We expect our U.S. Digital Banking operations to be even more efficient due to lower deposit costs and lower personnel requirements. We continue to receive tremendously positive feedback on our RPP solution from prospective U.S. point-of-sale financing partners as we progress toward finalizing our first U.S. partner post-acquisition, which we expect imminently.”

“In fiscal 2025, we look forward to further capitalizing on the operating leverage within our model through continued steady growth in our Canadian Digital Banking operations, led by our Receivable Purchase Program portfolio, with some additional potential upside resulting from the declining interest rate environment, as well as a meaningful contribution from our CMHC-insured residential mortgage opportunity. In the U.S., we will grow our Receivable Purchase Program portfolio as quickly as our balance sheet capacity permits, with additional profitability expected to be generated through syndication of these loans to other U.S. banks upon which VersaBank will earn a fee. We expect this to drive continued long-term enhancement of both our efficiency ratio and return on common equity.”

“Finally, we are very encouraged by the favorable stance of incoming President Donald Trump, and his proposed administration, with respect to digital currencies and what this may mean for DRT Cyber Inc., our wholly-owned subsidiary, with its head office in Washington, DC.”

Highlights for the FOURTH Quarter of Fiscal 2024

Consolidated (Canadian and U.S. Digital Banking Operations and DRTC)

•	Total assets increased 15% year-over-year and 7% sequentially to a record $4.8 billion, with the increase driven primarily by growth in Digital Banking Operations’ Point of Sale Receivable Purchase Program (POS/RPP) portfolio;

•	Consolidated total revenue decreased 6% year-over-year and increased 1% sequentially to $27.3 million, with the year-over-year decrease due primarily to lower non-interest income from the Bank’s cybersecurity operations, DRT Cyber Inc. (“DRTC”);

•	Consolidated net income was $5.5 million compared with $9.7 million for the third quarter of 2024 and $12.5 million for the fourth quarter of last year;

•	Consolidated net income excluding the aforementioned one-time items was $10.0 million;

•	Consolidated earnings per share was $0.20, which included a number of one-time items as described above; and,

•	Earnings per share excluding the aforementioned one-time items was $0.38.

Digital Banking Operations (Combined Canada and U.S.)

•	Loans increased 10% year-over-year and 5% sequentially to a record $4.24 billion, driven primarily by continued growth in the Bank’s POS/RPP portfolio, which increased 15% year-over-year and 2% sequentially;

•	Total revenue decreased 6% year-over-year and decreased marginally sequentially to $25.0 million;

•	Net interest margin on loans decreased 35 bps, or 13%, year-over-year and 7 bps, or 3%, sequentially at 2.34%, with decreases due primarily due to an atypically inverted yield curve adversely affecting POS asset margins, which was exacerbated by the strong growth in the POS portfolio, elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s lending assets;

•	Net interest margin decreased 42 bps, or 17%, year-over-year and decreased 11 bps, or 5%, sequentially to 2.12%, and remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

•	Provision for credit losses as a percentage of average loans remained negligible at -0.01%, compared with the prior 12-quarter average of 0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

•	Net income was $5.5 million;

•	Net income excluding the aforementioned one-time items during the quarter was 10.0 million;

•	Earnings per share was $0.19;

•	Earnings per share excluding the aforementioned one-time items was $0.38;

•	Efficiency ratio (excluding DRTC) based on net income excluding the aforementioned one-time items was 56%; and,

•	Return on common equity (excluding DRTC) based on net income excluding the aforementioned one-time items was 9.77%.

Digital Banking Operations Canada

•	Canadian Digital Banking operations net income excluding the aforementioned one-time items was $9.5 million;

•	Canadian Digital Banking operations earnings per share excluding the aforementioned one-time items was $0.36;

•	Canadian Digital Banking operations efficiency ratio based on net income excluding the aforementioned one-time items during the year was 53%; and,

•	Canadian Digital Banking Operations return on common equity (excluding DRTC) based on net income excluding the aforementioned one-time items was 9.31%.

Digital Banking Operations U.S.

•	U.S. Digital Banking operations net income was $0.5 million and U.S. Digital Banking operations earnings per share was $0.02. U.S. Digital Banking operations include expenses which are being incurred ahead of asset growth and revenue generated by the launch of the RPP in the U.S.

DRTC’s Cybersecurity Services Operations

•	DRTC's revenue, excluding intercompany transactions, decreased 8% year-over-year to $3.2 million. Sequentially, revenue increased 21%. DRTC's gross margin decreased 15% year-over-year to $2.2 million. Sequentially, gross margin increased 19%. The trends were due to the timing of client engagements. DRTC's gross margin is reflected in non-interest income in VersaBank's consolidated statements of income and comprehensive income.

Highlights for the FULL Fiscal 2024 YEAR

Consolidated

•	Total assets increased 15% year-over-year to a record $4.8 billion, with the increase driven primarily by growth in Digital Banking Operations’ Point of Sale Receivable Purchase Program (POS/RPP) portfolio;

•	Consolidated total revenue increased 3% year-over-year to $111.6 million;

•	Consolidated net income decreased 6% year-over-year to $39.7 million, with the year-over-year decrease due primarily to the impact of aforementioned one-time items;

•	Consolidated net income excluding the aforementioned one-time items was $45.0 million;

•	Consolidated earnings per share decreased 5% year-over-year to $1.49, with the year-over-year decrease due primarily to the impact of aforementioned one-time items; and,

•	Consolidated earnings per share excluding the aforementioned one-time items was $1.69.

Digital Banking Operations (Canada and U.S.)

•	Loans increased 10% year-over-year to a record $4.24 billion, driven primarily by continued growth in the Bank’s POS/RPP portfolio, which increased 15% year-over-year;

•	Total revenue increased 3% year-over-year to $103.4 million;

•	Net interest margin on loans decreased 33 bps, or 12%, year-over-year to 2.52%;

•	Net interest margin decreased 41 bps, or 15%, year-over-year to 2.27%, and remained among the highest of the publicly traded Canadian Schedule I banks;

•	Provision for credit losses as a percentage of average loans remained negligible at -0.01%, compared with a 12-quarter average of 0.01%, which remains among the lowest of the publicly traded Canadian Schedule I banks;

•	Net income was $39.6 million;

•	Net income excluding the aforementioned one-time items was $44.8 million;

•	Earnings per share $1.48;

•	Earnings per share excluding the aforementioned one-time items was $1.69;

•	Efficiency ratio (excluding DRTC) based on net income excluding the aforementioned one-time items was 44%, and,

•	Return on common equity (excluding DRTC) based on net income excluding the aforementioned one-time items was 11.48%.

Digital Banking Operations Canada

•	Canadian Digital Banking operations net income excluding the aforementioned one-time items was $44.3 million;

•	Canadian Digital Banking Operations efficiency ratio based on net income excluding the aforementioned one-time items during the year was 44%; and,

•	Canadian Digital Banking Operations return on common equity (excluding DRTC) based on net income aforementioned one-time items was 11.36%.

Digital Banking Operations U.S.

•	U.S. Digital Banking operations net income was $0.5 million and U.S. Digital Banking operations earnings per share was $0.02. U.S. Digital Banking operations include expenses which are being incurred ahead of asset growth and revenue generated by the launch of the RPP in the U.S.

DRTC’s Cybersecurity Services Operations

•	DRTC's revenue, excluding intercompany transactions increased 7% to $11.6 million. DRTC's gross margin increased 3% to $8.3 million due to increase in client engagements and improved operational efficiency. DRTC's gross margin is reflected in non-interest income in VersaBank's consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the year ended
	October 31	October 31	October 31	October 31
	2024	2023	2024	2023
Results of operations
Interest income	$73,238	$66,089	$285,419	$229,334
Net interest income	24,901	26,239	102,655	100,051
Non-interest income	2,384	2,934	8,978	8,584
Total revenue	27,285	29,173	111,633	108,635
Provision for (recovery of) credit losses	(156)	(184)	(268)	609
Non-interest expenses	19,365	12,441	57,108	50,381
Digital banking	17,119	11,384	49,046	42,984
DRTC	2,587	2,137	9,421	9,051
Net income	5,516	12,479	39,748	42,162
Income per common share:
Basic	$0.20	$0.47	$1.49	$1.57
Diluted	$0.20	$0.47	$1.49	$1.57
Dividends paid on preferred shares	$247	$247	$988	$988
Dividends paid on common shares	$650	$650	$2,600	$2,612
Yield*	6.23%	6.40%	6.31%	6.14%
Cost of funds*	4.11%	3.86%	4.04%	3.46%
Net interest margin*	2.12%	2.54%	2.27%	2.68%
Net interest margin on loans*	2.34%	2.69%	2.52%	2.85%
Return on average common equity*	5.28%	13.58%	10.16%	11.75%
Book value per common share*	$15.35	$14.00	$15.35	$14.00
Efficiency ratio*	71%	43%	51%	46%
Efficiency ratio - Digital banking*	70%	45%	48%	43%
Return on average total assets*	0.45%	1.19%	0.86%	1.10%
Provision for (recovery of) credit losses as a % of average loans*	(0.01%)	(0.02%)	(0.01%)	0.02%
	as at
Balance Sheet Summary
Cash	$225,254	$132,242	$225,254	$132,242
Securities	299,300	167,940	299,300	167,940
Loans, net of allowance for credit losses	4,236,116	3,850,404	4,236,116	3,850,404
Average loans	4,142,783	3,756,038	4,043,260	3,421,541
Total assets	4,838,484	4,201,610	4,838,484	4,201,610
Deposits	4,144,673	3,533,366	4,144,673	3,533,366
Subordinated notes payable	102,503	106,850	102,503	106,850
Shareholders' equity	399,203	377,158	399,203	377,158
Capital ratios**
Risk-weighted assets	$3,323,595	$3,095,092	$3,323,595	$3,095,092
Common Equity Tier 1 capital	373,503	350,812	373,503	350,812
Total regulatory capital	481,176	476,005	481,176	476,005
Common Equity Tier 1 (CET1) capital ratio	11.24%	11.33%	11.24%	11.33%
Tier 1 capital ratio	11.24%	11.78%	11.24%	11.78%
Total capital ratio	14.48%	15.38%	14.48%	15.38%
Leverage ratio	7.38%	8.30%	7.38%	8.30%

* See definition under 'Non-GAAP and Other Financial Measures' in the Annual 2024 Management's Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s 2024 annual audited Consolidated Financial Statements and MD&A, which will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml), and will be available at www.versabank.com.

About VersaBank

VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Monday, December 9, 2024, at 9:00 a.m. (ET) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/3YJ0JZX to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/GeanEP3y4MQ or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at

https://app.webinar.net/GeanEP3y4MQ and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until January 9, 2025 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 36493#

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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